Exhibit 99.1

IsZo Capital Issues Letter to Nam Tai Shareholders Seeking Support to Convene a Special Meeting

Urges Shareholders to Visit www.FixNTP.com to Support Request for a Special Meeting, Which Requires Support From Investors Collectively Holding 30% of the Company’s Outstanding Shares

Special Meeting Would Provide Shareholders an Opportunity to Reconstitute Nam Tai’s Board by Voting to Remove a Majority of the Incumbents and Voting to Add Six Highly-Qualified Individuals

Six-Member Slate Assembled by IsZo Possesses Deep Real Estate Expertise, Extensive Experience Operating in China, Proven Management and Board Service Pedigrees, and Strong Capital Allocation and Transaction Acumen

Warns Nam Tai’s Leadership to Not Take Any Near-Term Actions to Entrench the Incumbents or Undermine Shareholders’ Rights and Ability to Facilitate Necessary Board-Level Change

NEW YORK -- (BUSINESS WIRE) -- IsZo Capital Management LP (together with its affiliates, “IsZo”), a significant long-term shareholder of Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”) with beneficial ownership of approximately 9.8% of the Company’s outstanding shares, today issued a letter to shareholders seeking support to convene a meeting of Nam Tai shareholders (the “Special Meeting”). IsZo is seeking to convene the Special Meeting for the purpose of providing shareholders an opportunity to reconstitute Nam Tai’s Board of Directors by removing a majority of the incumbent directors and installing six highly-qualified and independent individuals: Michael Cricenti, Cindy Chen Delano, Bo Hu, Louis Leung, Paula J. Poskon and Jeffrey Tuder.

We encourage shareholders to visit www.FixNTP.com to meet our slate and learn how to support our request for the Special Meeting. Shareholders can also e-mail the name of their brokerage firm and the number of shares they own to IsZo’s solicitor, Saratoga Proxy Consulting at info@saratogaproxy.com, or call (212) 257-1311. IsZo’s solicitor will provide Nam Tai shareholders with specific instructions on how they and their broker can execute a written request to call the Special Meeting.

The full text of today’s letter is below.

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July 20, 2020

Dear Fellow Shareholders,

IsZo Capital Management LP (together with its affiliates, “IsZo”) is a significant long-term shareholder of Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”). We continue to believe there is an urgent need for change atop Nam Tai in light of its dismal corporate governance, perpetual boardroom conflicts, poor financial performance and value-destructive capital allocation decisions. Since Kaisa Group Holdings Ltd. (together with its affiliates, “Kaisa”) began taking control of Nam Tai in late 2017, the best interests of shareholders have been consistently disregarded by management and the Board of Directors (the “Board”). Kaisa’s unrelenting focus on its own interests above all else has destroyed nearly 70% of Nam Tai’s market capitalization and left the Company without any strategic direction or credible plan for enhancing shareholder value.1

1 Nam Tai’s share price was $13.00 as of the close of trading on January 29, 2018 (the day Ying Chi Kwok was appointed Chief Executive Officer) and the Company’s share price was $4.05 as of the close of trading on May 26, 2020 (the day before IsZo issued its first public communication to shareholders).

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In light of the dire situation at Nam Tai, we are seeking shareholder support to demand that Nam Tai convene a meeting of the Company’s shareholders (the “Special Meeting”), whereat shareholders could vote to:

1.	Remove five of the incumbent directors (Ying Chi Kwok, Dr. Wing Yan “William” Lo, Vincent Fok, Professor Si Zong Wu and Dr. Aiping Lyu), and any new director(s) appointed by the Board since the conclusion of the 2020 Annual General Meeting of Shareholders, from the Board; and

2.	Appoint IsZo’s six highly-qualified and independent director candidates (Michael Cricenti, Cindy Chen Delano, Bo Hu, Louis Leung, Paula J. Poskon and Jeffrey Tuder) to the Board.

Convening a Special Meeting requires the support of shareholders collectively holding 30% of Nam Tai’s outstanding shares. We urge shareholders interested in supporting our request for a Special Meeting to immediately visit www.FixNTP.com or promptly contact Saratoga Proxy Consulting at info@saratogaproxy.com or (212) 257-1311 with the name of your brokerage firm and the number of shares you own. Saratoga Proxy Consulting will provide Nam Tai shareholders with specific instructions on how they and their broker can execute a written request to call the Special Meeting.

THE CASE FOR SIGNIFICANT CHANGE IS CLEAR: NEW LEADERSHIP IS NEEDED TO ADDRESS THE GLARING GOVERNANCE, FINANCIAL AND STRATEGY ISSUES AT NAM TAI

We believe Nam Tai’s current leadership is unwilling to divorce itself from conflicts and incapable of taking the right steps to unlock the intrinsic value of the Company’s assets. The same individuals that have consistently put their own interests above those of shareholders cannot be counted on to unwind Nam Tai’s web of value-destructive issues, including:

•	Deficient Corporate Governance Under Kaisa: Kaisa, which is a conflicted minority shareholder, has packed the Board and management team with allies and family members. Not only did Kaisa’s Chief Executive Officer install his younger brother – Ying Chi Kwok – as Nam Tai’s Chairman and Chief Executive Officer, but more than half of the Company’s Board members are directly affiliated with Kaisa or the Kwok brothers. Shareholders should not forget that the Kwok brothers have a troubling track record. In 2015, Kaisa’s share price plummeted as the Shenzhen government froze its assets, resulting in a delisting from the Hong Kong exchange and the Kwok brothers fleeing to Hong Kong to escape detention by the People’s Republic of China. We believe a reconstituted Board with demonstrated integrity will be able to eradicate the nepotism that pervades Nam Tai today.

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A Controversial, Unengaged Chief Executive Officer: Ying Chi Kwok has failed to engage in any substantive manner with Nam Tai shareholders since becoming Chief Executive Officer in 2018. Mr. Kwok has not held a single conference call, engaged with sell-side analysts or presented in any public forum. To our knowledge, Mr. Kwok has seldom, if ever, visited the Company’s headquarters and properties. We believe that Mr. Kwok should be made to answer to shareholders for his delinquent performance and failure to deliver any credible plan for enhancing value. We believe a reconstituted Board and qualified executive leadership team will be far better positioned to rebuild credibility with shareholders and put forth a viable corporate strategy.

•	Chronic Financial Underperformance: Nam Tai has produced negative total shareholder returns (“TSR”) over every relevant time horizon, including one-year (-58.96%), three-year (-43.75%) and five-year (-9.68%) periods.[2] The Company’s TSR during Ying Chi Kwok’s disastrous, multi-year tenure as Chief Executive Officer is a comparably abysmal (-56.85%).[3] We believe reconstituting the Board and removing Kaisa insiders from leadership roles at Nam Tai is the only way to end this dangerous and destructive tailspin.

2 TSR figures account for dividends reinvested and run through the close of trading on May 26, 2020 (the day before IsZo issued its first public communication to shareholders).

3 TSR figure accounts for dividends reinvested and runs from the close of trading on January 29, 2018 (the day Ying Chi Kwok was appointed Chief Executive Officer) to the close of trading on May 26, 2020 (the day before IsZo issued its first public communication to shareholders).

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•	A Concerning History of Related-Party Transactions: Since Kaisa essentially took control of Nam Tai (without paying any premium), the Company has engaged in a startling number of related-party transactions. Multiple years of self-dealing has resulted in at least $2.5 million in questionable transactions. We believe a reconstituted Board that includes proven public company directors and talented legal experts will be able to investigate the full scope of Kaisa’s self-dealing and establish clear guardrails to prevent similar value erosion moving forward.

•	Egregious Strategic Missteps: Despite dramatic share price underperformance and shareholder outrage over related-party transactions, the incumbent Board has been rubberstamping a misaligned capital allocation approach. Nam Tai recently announced its intent to pursue an illogical and opaque acquisition strategy without conveying any detail to shareholders regarding anticipated costs, expected returns or the Company’s investment criteria. In keeping with its disregard for shareholder communication and transparency, the Company revealed in a single, buried sentence in its March 2020 20-F filing that it purchased a $101 million site for residential development in Dongguan City. This purchase used more than 80% of the Company’s available cash and represents more than a third of Nam Tai’s market capitalization. We believe a reconstituted Board that includes our six-member slate will be able to veer off of this disastrous path, while avoiding dangerous debt and preserving the underlying intrinsic value of revenue-generating projects.

THERE IS AN EXPEDITED PATH TO FIX NTP: RECONSTITUTE THE COMPANY’S BOARD WITH THE ISZO SLATE

IsZo has spent the past two months identifying and recruiting a world-class group of director candidates with deep real estate expertise, extensive experience operating in China, proven management and board service pedigrees and strong capital allocation and transaction acumen. Our six-member slate has already begun working to establish a comprehensive plan for improving governance, ending conflicts and self-dealing and implementing a disciplined capital allocation approach and structured portfolio optimization process that can help shareholders realize the intrinsic value of Nam Tai’s assets. By adding our director candidates to the Board alongside current directors Peter R. Kellogg and Mark Waslen, Nam Tai can finally benefit from a diverse, independent and qualified Board that is well-positioned to recruit a new management team and set a fresh strategic direction.

Our six highly-qualified and independent director candidates are:

•	Michael Cricenti is the Managing Member and Chief Investment Officer of Magis Capital Partners, a private investment firm that periodically invests in real estate investment trusts (“REITs”) with underlying holdings across various commercial property sub-sectors. Since 2017, Mr. Cricenti has also served as a Senior Advisor at IsZo, where he advises the firm on its investments in real estate securities and the REIT sector. From 2009 through 2016, Mr. Cricenti served as Managing Director at Bluestem Asset Management, an investment firm with approximately $1.5 billion in assets. Mr. Cricenti’s responsibilities at Bluestem included leading the sourcing, research and execution of investments in public, private and partnership securities, including real estate companies and securities. Mr. Cricenti began his career as a mergers and acquisitions analyst at Harris Williams & Co., a leading middle-market advisory firm. Mr. Cricenti holds a Bachelor of Science in Business Administration with a concentration in finance and quantitative methods from Babson College.

•	Cindy Chen Delano is a Partner and the Head of Litigation and Legal Strategy at Invictus Global Management, an alternative asset management firm based in Austin, Texas. Ms. Delano has vast legal expertise when it comes to complex cross-border transactions and investments, having held various positions at firms such as Whitebox Advisors, a $5 billion global asset manager, and AIG Investments, the investment management arm of American International Group (NYSE: AIG). Previously, Ms. Delano served as an attorney specializing in business finance and restructuring at Weil, Gotshal & Manges and actively practiced through 2013 at firms that included Kirkland & Ellis and Milbank. Ms. Delano holds a Bachelor of Arts from New York University and received her Juris Doctor from St. John’s University School of Law, graduating magna cum laude from both. Ms. Delano also previously served as an adjunct professor at the University of Minnesota Law School.

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•	Bo Hu is the Managing Director at Edge Principal Advisors, a multi-strategy real estate investment firm. He served as a Vice President at the firm from 2013 through 2016 and originally joined as an Associate in 2010. From 2009 through 2010, Mr. Hu was an Associate in the Real Estate Acquisitions Group at Five Mile Capital Partners, an alternative investment and asset management company, where he was actively involved in real estate transactions across all levels across the capital structure. Mr. Hu began his career in 2007 as an Analyst in the Global Commercial Real Estate Investment Banking Group at Merrill Lynch & Co., a leading wealth management, capital markets and advisory company. Mr. Hu graduated as a Sommerfeld Scholar from the University of Texas at Austin with both a Master of Science and Bachelor of Science in Accounting.

•	Leung Lin Cheong Louis (Louis Leung) is the Managing Director of Capital BR International Ltd., a private investment firm that he founded in 2017 after spending decades as a manager of real estate developments. Prior to founding his own firm, Mr. Leung served as Managing Director of the Retail Asset Management Department of Ping An Real Estate Company Ltd., a Chinese real estate developer. Throughout his extensive career, Mr. Leung has held a number of senior roles focused on property development at leading real estate funds, including as Managing Director of Real Estate Development at Van Shung Chong Holdings Limited in Shanghai from 2007 to 2013 and as Executive Director at the large investment and property developer, Shanghai Cross Ocean Property Development Co. Ltd. from 2006 to 2007. Mr. Leung began his career in the real estate industry in the Hong Kong office of Jones Lang Wootton (NYSE: JLL). Mr. Leung previously served as a director of the Property and Construction Services Group of the Hong Kong General Chamber of Commerce and has served on various other private boards of directors. He received his Master of Science degree from The Hong Kong Polytechnic University.

•	Paula J. Poskon is the founder and President of STOV Advisory Services, which offers professional consulting and advisory services to company executives and institutional investors in the areas of real estate, capital markets, investor relations and diversity and inclusion. From 2014 through 2015, Ms. Poskon served as Senior Vice President/Senior Real Estate Research Analyst at D.A. Davidson & Co., where she was tasked to co-lead the launch of its real estate capital markets platform. Ms. Poskon was a Director and Senior Equity Research Analyst in Real Estate at Robert W. Baird & Co. from 2005 through 2014. Ms. Poskon was named No. 3 on The Wall Street Journal’s “Best on the Street” among real estate analysts for 2009 and No. 2 among real estate analysts for stock-picking in 2011 by StarMine. Ms. Poskon currently sits on the Board of Directors of Wheeler Real Estate Investment Trust (NASDAQ: WHLR), a fully-integrated, self-managed commercial real estate investment company that owns, leases and operates income-producing retail properties. Ms. Poskon graduated from the Wharton School at the University of Pennsylvania with a Bachelor of Science in Economics with a concentration in Accounting and a Master of Business Administration in Finance with a concentration in Strategic Management.

•	Jeffrey Tuder is the Managing Member of Tremson Capital Management, a private investment firm he founded focused on identifying and investing in securities of undervalued publicly-traded companies. From 2012 through 2015, Mr. Tuder held positions at investment advisors that primarily invest in undervalued securities, including serving as the Director of Research for KSA Capital Management and as a Senior Analyst at JHL Capital Group. Mr. Tuder fostered his financial analysis and capital allocation expertise during his tenure as Managing Director of Special Situations at CapitalSource Finance (formerly NYSE: CSE), a publicly-traded commercial finance company until its acquisition by PacWest Bancorp. Mr. Tuder also has many years of experience as an investor and financial analyst at firms such as Fortress Investment Group (formerly NYSE: FIG). Mr. Tuder currently serves on the Board of Directors of Inseego (NASDAQ: INSG), SeaChange International (NASDAQ: SEAC) and Unico American (NASDAQ: UNAM). Mr. Tuder previously served as a director of MRV Communications (formerly NASDAQ: MRVC). He has also served as a director of several privately held companies across multiple industries. Mr. Tuder earned his Bachelor of Arts from Yale University.

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WE URGE SHAREHOLDERS TO SUPPORT THE CHANGE NEEDED AT NAM TAI BY EXECUTING A WRITTEN REQUEST FOR A SPECIAL MEETING

The time to fix Nam Tai is now – together shareholders can put an end to further value-destructive acquisitions and costly self-dealing at the Company. We firmly believe overhauling Nam Tai’s Board and management team is the only way to ensure shareholders’ best interests are finally prioritized and that the value of the Company’s underlying assets is ultimately realized. If the incumbent Board tries to undermine corporate democracy in the days to come by announcing cosmetic changes or tendering for shares, we believe it will only reinforce shareholder sentiment that Nam Tai’s leaders are focused on self-preservation and enriching themselves above all else.

We encourage shareholders to immediately visit www.FixNTP.com to obtain instructions to execute a written request for the Special Meeting. While we advise Nam Tai’s leaders to avoid taking any steps that undermine shareholders’ rights to elect directors of their choosing at a Special Meeting, the risks associated with Kaisa’s control of the Company grow each day. This is why we are asking shareholders to promptly act to help us reach the 30% support threshold for a Special Meeting.

We look forward to your support.

Sincerely,

Brian Sheehy

IsZo Capital Management LP

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As a shareholder and owner of Nam Tai, your support is crucial. Together, we can Fix Nam Tai.

We urge shareholders to contact Saratoga Proxy Consulting at info@saratogaproxy.com or (212) 257-1311 with the name of your brokerage firm and the number of shares you own. Saratoga will provide you with specific instructions on how you and your broker may execute a written request to call the Special Meeting.

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Contacts

For Investors:

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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